EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
March 31, 2019

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		March 31, 2019	December 31, 2018
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	410,446	410,683
Marketable securities	4	1,586,568	1,558,987
Trade and other receivables, net	5	40,413	41,347
Merchant cash advances and loans receivable, net	6	106,834	91,873
Other current assets		29,701	26,192
		2,173,962	2,129,082
Long-term assets
Property and equipment, net		70,833	61,612
Intangible assets, net		24,156	26,072
Right-of-use assets	7	90,128	—
Goodwill	8	43,672	38,019
		228,789	125,703
Total assets		2,402,751	2,254,785
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		125,025	96,956
Deferred revenue	5	42,746	39,180
Lease liabilities	7	5,243	2,552
		173,014	138,688
Long-term liabilities
Deferred revenue	5	2,011	1,881
Lease liabilities	7	98,863	22,316
Deferred tax liability		945	1,132
		101,819	25,329
Commitments and contingencies	7, 10
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 99,192,227 and 98,081,889 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,290,300 and 12,310,800 issued and outstanding	11	2,265,240	2,215,936
Additional paid-in capital		69,153	74,805
Accumulated other comprehensive loss	12	(2,942)	(12,216)
Accumulated deficit	3	(203,533)	(187,757)
Total shareholders’ equity		2,127,918	2,090,768
Total liabilities and shareholders’ equity		2,402,751	2,254,785

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended
		March 31, 2019	March 31, 2018
	Note	$	$
Revenues
Subscription solutions		140,451	100,198
Merchant solutions		180,031	114,142
		320,482	214,340
Cost of revenues
Subscription solutions		27,985	23,160
Merchant solutions		112,206	67,338
		140,191	90,498
Gross profit		180,291	123,842
Operating expenses
Sales and marketing		105,022	75,784
Research and development		76,355	47,716
General and administrative		34,704	20,675
Total operating expenses		216,081	144,175
Loss from operations		(35,790)	(20,333)
Other income
Interest income, net		12,078	4,649
Foreign exchange loss		(439)	(218)
		11,639	4,431
Net loss		(24,151)	(15,902)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	12	9,274	(6,834)
Comprehensive loss		(14,877)	(22,736)

Basic and diluted net loss per share attributable to shareholders	13	$(0.22)	$(0.16)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	13	110,921,276	102,256,644

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Note	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
		Shares	Amount $
As at December 31, 2017		99,877,688	1,077,477	43,392	3,435	(123,204)	1,001,100
Exercise of stock options		707,866	10,111	(3,817)	—	—	6,294
Stock-based compensation		—	—	18,247	—	—	18,247
Vesting of restricted share units		242,844	10,728	(10,728)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $10,616		4,800,000	646,984	—	—	—	646,984
Net loss and comprehensive loss for the period		—	—	—	(6,834)	(15,902)	(22,736)
As at March 31, 2018		105,628,398	1,745,300	47,094	(3,399)	(139,106)	1,649,889

	Note	Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Income (Loss) $	Accumulated Deficit $	Total $
		Shares	Amount $
As at December 31, 2018, as previously reported		110,392,689	2,215,936	74,805	(12,216)	(187,757)	2,090,768
Adjustment related to the transition to Topic 842, Leases	3	—	—	—	—	8,375	8,375
As at December 31, 2018, adjusted		110,392,689	2,215,936	74,805	(12,216)	(179,382)	2,099,143
Exercise of stock options		747,686	18,964	(6,908)	—	—	12,056
Stock-based compensation		—	—	31,596	—	—	31,596
Vesting of restricted share units		342,152	30,340	(30,340)	—	—	—
Net loss and comprehensive loss for the period		—	—	—	9,274	(24,151)	(14,877)
As at March 31, 2019		111,482,527	2,265,240	69,153	(2,942)	(203,533)	2,127,918

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Three months ended
		March 31, 2019	March 31, 2018
	Note	$	$
Cash flows from operating activities
Net loss for the period		(24,151)	(15,902)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Amortization and depreciation		6,832	7,582
Stock-based compensation		31,164	17,925
Provision for uncollectible receivables related to merchant cash advances and loans receivable	6	3,156	1,582
Unrealized foreign exchange (gain) loss		60	(128)
Changes in operating assets and liabilities:
Trade and other receivables		(10,551)	(8,161)
Merchant cash advances and loans receivable		(18,117)	(18,009)
Other current assets		(2,917)	(2,193)
Accounts payable and accrued liabilities		33,912	11,571
Deferred revenue		3,696	2,427
Lease assets and liabilities		1,260	1,431
Net cash provided (used) by operating activities		24,344	(1,875)
Cash flows from investing activities
Purchase of marketable securities		(700,052)	(933,307)
Maturity of marketable securities		679,467	347,902
Acquisitions of property and equipment		(9,552)	(5,405)
Acquisitions of intangible assets		(1,440)	(5,447)
Acquisition of businesses, net of cash acquired		(5,715)	—
Net cash used by investing activities		(37,292)	(596,257)
Cash flows from financing activities
Proceeds from the exercise of stock options		12,056	6,294
Proceeds from public offering, net of issuance costs	11	—	646,984
Net cash provided by financing activities		12,056	653,278
Effect of foreign exchange on cash and cash equivalents		655	(245)
Net increase (decrease) in cash and cash equivalents		(237)	54,901
Cash and cash equivalents – Beginning of Period		410,683	141,677
Cash and cash equivalents – End of Period		410,446	196,578

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities included in cash flows from operating activities		3,521	—
Opening lease liabilities arising from obtaining right-of-use assets		103,310	—
Acquired property and equipment remaining unpaid		4,890	3,044
Acquired intangible assets remaining unpaid		—	300
Capitalized stock-based compensation		432	322
The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or the “Company”) was incorporated as a Canadian corporation on September 28, 2004. The Company’s mission is to make commerce better for everyone. Shopify is the leading cloud-based, multi-channel commerce platform. The Company builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly held wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars ("USD") and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2018. The unaudited condensed consolidated balance sheet at December 31, 2018 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The interim results for the three months ended March 31, 2019 are not necessarily indicative of the results expected for the full fiscal year.

3.	Significant Accounting Policies

Except for the adoption of Topic 842, Leases, which is discussed below, there are no other material changes to the Company’s significant accounting policies during the three months ended March 31, 2019, as compared to the significant accounting policies described in the Company’s annual consolidated financial statements for the year ended December 31, 2018.

Use of Estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates, judgments and assumptions in these condensed consolidated financial statements include: key judgments related to revenue recognition in determining whether the Company is the principal or an agent to the arrangements with merchants, and the estimated period over which contract costs should be amortized; provision for uncollectible receivables related to merchant cash advances and loans;

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

recoverability of deferred tax assets; fair value of acquired intangible assets; and the discount rate used to determine the present value of lease payments. Actual results may differ from the estimates made by management.

Leases

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (Topic 842), which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. In July 2018, the Financial Accounting Standards Board issued ASU No. 2018-11, Leases - Targeted Improvements, which provides an additional transition method.

The Company adopted the new leasing standard effective January 1, 2019, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Company elected to use the package of practical expedients so as to not reassess whether a contract is or contains a lease, lease classification, and initial direct costs, for contracts that expired or existed prior to the effective date. As the lessee to material operating leases, the most significant impact of adoption of the new leasing standard relates to the recognition of right-of-use assets of $91,140 and lease liabilities of $103,310 as of January 1, 2019 for the Company's operating leases.

The Company accounts for leases by first determining if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted as a reduction of lease liabilities if they have not yet been received. The Company's lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

The Company's lease agreements include lease and non-lease components, which are accounted for separately under Topic 842. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities. As the Company previously included non-lease components in the calculation of lease incentives under Topic 840, the transition to Topic 842 resulted in an $8,375 cumulative adjustment to reduce opening accumulated deficit.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances and loans receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

party to insure some of the merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash, cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian Dollar (CAD) and the USD. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company uses foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties.

While the majority of the Company's revenues and cost of revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, earnings are adversely affected by an increase in the value of the CAD relative to the USD.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of the CAD versus the USD without considering the impact of the Company's hedging activities and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD to USD exchange rates.

	Three months ended
	March 31, 2019			March 31, 2018
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger CAD Rate (3) $
	(in thousands)
Revenues	320,482	551	321,033	214,340	333	214,673
Cost of revenues	(140,191)	(914)	(141,105)	(90,498)	(821)	(91,319)
Operating expenses	(216,081)	(10,933)	(227,014)	(144,175)	(6,906)	(151,081)
Loss from operations	(35,790)	(11,296)	(47,086)	(20,333)	(7,394)	(27,727)
(1) A 10% weakening of the CAD versus the USD would have an equal and opposite impact on our revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in the CAD-USD foreign exchange rates.
(3) Represents the outcome that would have resulted had the CAD-USD rates in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in the CAD-USD rates.

Accounting Pronouncements Adopted in the Period

In August 2017, the Financial Accounting Standards Board issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which makes more financial and non-financial hedging strategies eligible for hedge accounting while also amending the presentation and disclosure requirements. The update is effective for annual periods beginning after December 15, 2018. The only impact of adoption on the Company's condensed consolidated financial statements was disclosure of the amounts of hedging gains or losses that were reclassified from Accumulated Other Comprehensive Income (Loss) to cost of revenues and each operating expense line.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

In August 2018, the Financial Accounting Standards Board issued ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The update is effective for annual periods beginning after December 15, 2019 but the Company opted for early adoption. The adoption of this update did not have an impact on the Company's condensed consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which will replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates on loans, trade and other receivables, held-to- maturity debt securities, and other instruments. The update is effective for annual periods beginning after December 15, 2019 including interim periods within those periods. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

4.	Financial Instruments

As at March 31, 2019, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Repurchase agreements	—	—	75,000	75,016	—	—
Marketable securities:
U.S. term deposits	127,500	128,506	—	—	—	—
U.S. federal bonds	365,963	366,381	—	—	—	—
Canadian federal bonds	39,749	39,821	—	—	—	—
Corporate bonds and commercial paper	—	—	1,053,356	1,056,838	—	—
Derivative assets:
Foreign exchange forward contracts	—	—	592	592	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	3,534	3,534	—	—

The fair values above include accrued interest of $4,688, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Condensed Consolidated Balance Sheets.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

As at December 31, 2018, the carrying amount and fair value of the Company’s financial instruments were as follows:

	Level 1 $		Level 2 $		Level 3 $
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash equivalents:
Commercial paper	—	—	4,994	4,994	—	—
Repurchase agreements	—	—	60,000	60,005	—	—
Marketable securities:
U.S. term deposits	127,500	128,241	—	—	—	—
U.S. federal bonds	230,898	231,299	—	—	—	—
Canadian federal bonds	19,967	19,962	—	—	—	—
Corporate bonds and commercial paper	—	—	1,180,622	1,182,437	—	—

Liabilities:
Derivative liabilities:
Foreign exchange forward contracts	—	—	12,216	12,216	—	—

The fair values above include accrued interest of $5,109, which is excluded from the carrying amounts. The accrued interest is included in Trade and other receivables in the Condensed Consolidated Balance Sheets.

All cash equivalents and marketable securities mature within one year of the condensed consolidated balance sheet date.

As at March 31, 2019 the Company held foreign exchange forward contracts to convert USD into CAD, with a total notional value of $270,759 (December 31, 2018 - $276,696), to fund a portion of its operations. The foreign exchange forward contracts have maturities of twelve months or less. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. There were no transfers between Levels 1, 2 and 3 during the three months ended March 31, 2019 and the year ended December 31, 2018.

Derivative Instruments and Hedging

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of March 31, 2019, $592 of unrealized gains and $3,534 of unrealized losses related to changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive loss and current assets and current liabilities, on the condensed consolidated balance sheet. This amount is expected to be reclassified into earnings over the next twelve months. In the three months ended March 31, 2019, $3,278 of realized losses (March 31, 2018 - realized gains of $2,055) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

5.    Contract Balances

When revenue is recognized, the Company records a receivable that is included in trade and other receivables on the condensed consolidated balance sheet. Trade receivables and unbilled revenues, net of allowance for doubtful accounts, were as follows:

	March 31, 2019 $	December 31, 2018 $	December 31, 2017 $
Unbilled revenues	13,034	12,653	7,616
Trade receivables	11,030	11,191	7,073
Other receivables	16,349	17,503	7,250
	40,413	41,347	21,939

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in our unbilled revenues and trade receivables accounts. The Company determined the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Activity in the allowance for doubtful accounts was as follows:

	Three months ended
	March 31, 2019 $	March 31, 2018 $
Balance, beginning of the period	1,023	1,642
Provision for uncollectible receivables	716	494
Write-offs	(525)	—
Balance, end of the period	1,214	2,136

Changes in deferred revenue were as follows:

	Three months ended
	March 31, 2019 $	March 31, 2018 $
Balance, beginning of the period	41,061	32,046
Deferral of revenue	26,646	20,603
Recognition of deferred revenue	(22,950)	(18,176)
Balance, end of the period	44,757	34,473

Current portion	42,746	32,993
Long term portion	2,011	1,480
	44,757	34,473

The opening balances of current and long-term deferred revenue were $30,694 and $1,352, respectively, as of January 1, 2018.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

6.    Merchant Cash Advances and Loans Receivable

	March 31, 2019	December 31, 2018	December 31, 2017
	$	$	$
Merchant cash advances and loans receivable, gross	111,097	94,612	49,143
Allowance for uncollectible merchant cash advances and loans receivable	(4,263)	(2,739)	(2,042)
Merchant cash advances and loans receivable, net	106,834	91,873	47,101

The following table summarizes the activities of the Company’s allowance for uncollectible merchant cash advances and loans receivable:

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Balance, beginning of the year	2,739	2,042
Provision for uncollectible merchant cash advances and loans receivable	3,156	1,582
Merchant cash advances and loans receivable charged off, net of recoveries	(1,632)	(943)
Balance, end of the year	4,263	2,681

7.    Leases

The Company has office leases in Canada, the United States, Germany, Lithuania, Sweden and China. These leases have remaining lease terms of 1 year to 13 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year. Additional office space leases are set to commence between later this year and 2027, at which point the Company's right-of-use assets and lease liabilities will increase. In August 2018, the Company entered into a lease agreement for office space in Toronto, Canada that is set to commence in 2021, which will create a significant right-of-use asset and lease liability at that time. All of the Company's leases are operating leases.

The components of lease expense for the three months ended March 31, 2019 were as follows:

Operating lease expense	3,638
Variable lease expense, including non-lease components	3,224
Total lease expense	6,862

Total lease expense for the three months ended March 31, 2018 was $3,897.

As at March 31, 2019, the weighted average remaining lease term is 10 years and the weighted average discount rate is 5.2%.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Maturities of lease liabilities as at March 31, 2019 were as follows:

Fiscal Year	Operating Leases
Remainder of 2019	14,585
2020	23,091
2021	30,415
2022	35,197
2023	39,003
Thereafter	354,854
Total future minimum payments	497,145
Minimum payments related to leases that have not yet commenced	(132,470)
Minimum payments related to non-lease components	(239,376)
Imputed interest	(21,193)
Total lease liabilities	104,106

8.    Goodwill

On January 28, 2019, the Company completed the acquisition of Helpful.com Inc., a company based in Toronto, Canada. The Company acquired 100 percent of the outstanding shares of Helpful.com Inc. The transaction was accounted for as a business combination resulting in $5,653 of goodwill being added. The operations of Helpful.com Inc. have been consolidated into the Company's results as of the acquisition date. The remainder of the Company's goodwill relates to previous acquisitions of various companies including, but not limited to, Tictail, Inc. and Solutions Alveo Inc., which were acquired on November 19, 2018 and June 22, 2018, respectively. Goodwill is attributable to the Company’s single reporting unit.
No goodwill impairment was recognized in the three months ended March 31, 2019 or in the year ended December 31, 2018.
The gross changes in the carrying amount of goodwill as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
	$	$
Balance, beginning of the year	38,019	20,317
Acquisition of Helpful.com Inc.	5,653	—
Acquisition of Tictail, Inc.	—	15,125
Acquisition of Solutions Alveo Inc.	—	2,577
Balance, end of the period	43,672	38,019

9.	Credit Facility

The Company has a revolving credit facility with Royal Bank of Canada for $8,000 CAD. The credit facility bears interest at the Royal Bank Prime Rate plus 0.30%. As at March 31, 2019 the effective rate was 4.25%, and no cash amounts have been drawn under this credit facility.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

10.	Commitments and Contingencies

Unconditional Purchase Obligations

The Company has entered into agreements where it commits to certain usage levels related to third party services. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next five years, as at March 31, 2019, was $57,401.

Litigation and Loss Contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. From time to time, the Company may become a party to litigation and subject to claims incidental to the ordinary course of business, including intellectual property claims, labour and employment claims and threatened claims, breach of contract claims, tax and other matters. The Company currently has no material pending litigation or claims. The Company is not aware of any litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

11.    Shareholders’ Equity

Public Offerings

In December 2018, the Company completed a public offering in which it issued and sold 2,600,000 Class A subordinate voting shares at a public offering price of $154.00 per share. The Company received total net proceeds of $394,704 after deducting offering fees and expenses of $5,696.

In February 2018, the Company completed a public offering, in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $646,984 after deducting offering fees and expenses of $10,616.

Common Stock Authorized

The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share. The Class B multiple voting shares are convertible into Class A subordinate voting shares on a one-for-one basis at the option of the holder. Class B multiple voting shares will also automatically convert into Class A subordinate voting shares in certain other circumstances.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at March 31, 2019 there were 14,273,242 shares reserved for issuance under the Company's Stock Option Plan and Long Term Incentive Plan.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the stock option and Restricted Share Unit ("RSU") award activities under the Company's share-based compensation plans for the three months ended March 31, 2019:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2018	5,476,790	32.96	6.23	577,731	—	2,473,665	92.40
Stock options granted	350,796	180.38	—	—	84.38	—	—
Stock options exercised	(747,686)	16.12	—	—	—	—	—
Stock options forfeited	(25,780)	53.05	—	—	—	—	—
RSUs granted	—	—	—	—	—	504,539	180.38
RSUs settled	—	—	—	—	—	(342,152)	88.67
RSUs forfeited	—	—	—	—	—	(55,898)	92.23
March 31, 2019	5,054,120	45.58	6.51	813,898	—	2,580,154	110.10

Stock options exercisable as of March 31, 2019	3,123,353	17.55	5.45	590,546
(1) As at March 31, 2019 2,243,275 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, and 2,810,845 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's stock as of March 31, 2019 and December 31, 2018.

As at March 31, 2019 the Company had issued 478 Deferred Share Units under its Long Term Incentive Plan.

The following table illustrates the classification of stock-based compensation expense in the Condensed Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense.

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Cost of revenues	714	426
Sales and marketing	6,835	4,038
Research and development	18,115	10,865
General and administrative	5,500	2,596
	31,164	17,925

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

12.	Changes in Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss), which is reported as a component of shareholders’ equity, for the three months ended March 31, 2019 and 2018:

	Accumulated Other Comprehensive Income (Loss) (all amounts net of tax)
	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Balance, beginning of the period	(12,216)	3,435

Other comprehensive income (loss) before reclassifications	5,996	(4,779)
Loss (gain) on cash flow hedges reclassified from accumulated other comprehensive income (loss) to earnings were as follows:
Cost of revenues	182	(135)
Sales and marketing	963	(688)
Research and development	1,658	(949)
General and administrative	475	(283)
Other comprehensive income (loss), net of tax	9,274	(6,834)
Balance, end of the period	(2,942)	(3,399)

13.	Net Loss per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	March 31, 2019	March 31, 2018
Basic and diluted weighted average number of shares outstanding	110,921,276	102,256,644
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	5,054,120	6,956,299
Restricted share units	2,580,154	2,765,083
Deferred share units	478	—
	7,634,752	9,721,382

In the three months ended March 31, 2019 and 2018, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.